UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of May, 2019

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F         X                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                         No         X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                         No         X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Minutes of the Meeting of the Board of Directors

2.	Market Announcement

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

Date, time and location:

May 30, 2019, at 3:00 PM, at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1,343, 9th floor, in the City and State of São Paulo.

Attendance:

Members of the Board of Directors undersigned, including participations by conference call.

Decisions:

After analyzing and discussing, the members of the Board of Directors unanimously resolved:

(I)

to authorize the issuance and placement of notes in the international market denominated Notes, to be issued by Ultrapar International S.A., subsidiary of the Company (“Ultrapar International”), up to US$500,000,000.00 (five hundred million U.S. dollars), with maturity in June 06, 2029 (“Maturity Date” and “Issuance”). The yield to investors is 5,25% per year. Interest shall be paid semi-annually until Maturity Date. The Notes will be offered to “qualified institutional buyers”, as such term is defined in Rule 144A of the Securities Act of 1933, as amended (the “Securities Act”) and to certain investors outside the United States of America and Brazil in compliance with Regulation S under the Securities Act;

(II)

to authorize the provision of an unconditional, irrevocable and comprehensive guarantee by the Company and by Ipiranga Produtos de Petróleo S.A. (“IPP”), a Company’s wholly owned subsidiary, of the obligations related to the Issuance, according to the Indenture;

(III)

to authorize the execution of an offer of 5.250% Senior Notes, with maturity in 2026, issued by Ultrapar International, in the international market, up to US$200,000,000.00 (two hundred million U.S. dollars) aggregate principal amount (“Tender Offer”);

(IV)

to authorize the management of the Company, Ultrapar International and IPP, to (a) negotiate and execute all documents and its amendments, undertake all necessary act for the execution of the deliberations mentioned in items (i) and (iii) above, including, but not limited to, the Dealer Manager Agreement and Offer to Purchase, in case of the Tender Offer, and the Offering Memorandum, Indenture, Notes and Purchase Agreement, in case of the Issuance, as well as its hedge and the internalization of the amount of the Issuance; and (b) hiring (i) institutions to intermediate and coordinate the Tender Offer and the Issuance; and (ii) other services providers to execute the Issuance and the Tender Offer, among other, as well as negotiate and execute its contracts and set their fees; and

(V)

ratify all the measures taken by the management of the Company, Ultrapar International and IPP in relation to the resolutions above, including, but not limited to, the celebration of the Dealer Manager Agreement.

Observations: The deliberations were approved, with no amendments or qualifications, by all the Board Members present.

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on May 30th, 2019)

As there were no further matters to be discussed, the meeting was closed, the minutes of this meeting were written, read and approved by all the undersigned Board Members present.

Pedro Wongtschowski – Chairman

Lucio de Castro Andrade Filho – Vice-Chairman

Alexandre Gonçalves Silva

Flávia Buarque de Almeida

Joaquim Pedro de Mello

Jorge Marques de Toledo Camargo

José Galló

José Maurício Pereira Coelho

Nildemar Secches

ULTRAPAR PARTICIPAÇÕES S.A.

MARKET ANNOUNCEMENT

ULTRAPAR, THROUGH ITS SUBSIDIARY ULTRAPAR INTERNATIONAL S.A., ISSUED US$500 MILLION IN NOTES DUE 2029

São Paulo, Brazil, May 30, 2019 – Following the Market Announcement released on May 22, 2019, Ultrapar Participações S.A. (“Ultrapar”) hereby announces that it has priced today an offering of notes in the international market in the amount of US$ 500 million (“Notes”), to be issued by its subsidiary, Ultrapar International S.A. The Notes will mature in 2029 and the coupon and yield to investors is 5.25% per year.

Interest shall be paid semi-annually. The Notes will be unconditionally and irrevocably guaranteed by Ultrapar and by Ipiranga Produtos de Petróleo S.A. The net proceeds from the Notes will be used for financing the purchase of up to US$200 million aggregate principal amount of the 5.250% notes due 2026 and, the remainder, for general corporate purposes.

The Notes were offered to qualified institutional buyers, resident and domiciled in the United States of America, according to the rules issued by the Securities and Exchange Commission (“SEC”), specifically, Rule 144A, and to certain investors outside the United States of America and Brazil, in compliance with Regulation S under the Securities Act of 1933, as amended (“Securities Act”).

The offering was coordinated by Banco Bradesco BBI S.A., Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, Itau BBA USA Securities, Inc. and Santander Investment Securities Inc. and has not been, and will not be registered with the SEC, according to the Securities Act, or the Brazilian Securities Commission (“CVM”), pursuant to applicable laws and regulations.

This notice should not be construed as an offer to sell or solicitation of an offer to purchase the Notes, or an offer, solicitation or sale of Notes in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2019

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(Minutes of the Meeting the Board of Director and Market Announcement)